UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Information Contained in this Form 6-K Report

Entry into a Material Definitive Agreement.

On June 17, 2025, Lion Group Holdings Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Buyer”). Pursuant to the Purchase Agreement, subject to certain conditions precedent contained therein, the Company may sell to the Buyer up to an aggregate of $600 million in newly issued senior secured convertible notes (the “Notes”).

The Purchase Agreement provides for an initial closing of $10,560,000 of Notes in the principal amount of $11,000,000, subject to customary closing conditions. Thereafter, upon 30 trading days after the initial closing and subject to certain conditions, the Company has the option to request the Buyer to purchase additional Notes (the “Company’s Option Closing”), and the Buyer has the option to cause the Company to sell additional Notes (the “Buyer’s Option Closing”), provided that the subsequent closings with respect to Company’s Option Closing and the Buyer’s Option Closing shall not exceed $589 million. The Company has agreed, subject to certain exceptions contained in the Purchase Agreement, to use 75% of the net proceeds from the sale of the Notes to purchase certain cryptocurrency (the “Tokens”) as set forth in the Purchase Agreement.

The Notes will be convertible into American Depositary Shares (“ADSs”) of the Company issuable upon deposit of the Class A Ordinary Shares, par value $0.0001 per share, of the Company (the “Ordinary Shares”) at the option of the holder at the conversion price as set forth in the Notes. Interest is payable quarterly under the Notes at a rate of 8.0% per annum if paid by the Company in cash, or at a rate of 12.0% per annum if paid in ADSs by the Company’s election. The Notes will rank senior to all outstanding and future indebtedness of the Company and its subsidiaries (subject to certain exceptions contained in the Notes) and will be secured by a first priority perfected security interest in all of the existing and future assets of the Company and its direct and indirect subsidiaries, including all of the capital stock of each of the subsidiaries and the cryptocurrency purchased with the proceeds of the Notes, as evidenced by a security agreement (“Security Agreement”). The Notes are due on the three-year anniversary of the date of issuance unless earlier converted or repaid.

In connection with entering into the Purchase Agreement, the Company will enter into a Registration Rights Agreement (the “RRA”). Pursuant to the RRA, the Company will agree to register for resale the Ordinary Shares that are issuable upon conversion of the Notes. If the registration statement covering the resale of the Ordinary Shares is not filed or declared effective by certain dates set forth in the RRA, the Company will be required to pay the Buyers certain amounts as liquidated damages.

In connection with entering into the Purchase Agreement, the Company will enter into a Right to Receive Tokens agreement (“Right to Receive Tokens”). Pursuant to the Right to Receive Tokens, the Buyer or its permitted assignees will have the right to receive certain Tokens in accordance with the terms of the Right to Receive Tokens upon the Holder’s exercise of the right. If the Company fails to deliver the Tokens, the Company will be required to pay in cash to the Holder an amount calculated based on the number of Tokens and the Tokens’ trading price.

In connection with entering into the Purchase Agreement, two of the Company’s subsidiaries (the “Subsidiaries”) will enter into a Guaranty (the “Guaranty”) in favour of the Buyer. Pursuant to the Guaranty, the Subsidiaries will jointly and severally guarantee punctual payments when due and payable of the Company’s obligations under the Purchase Agreement and related transaction documents.

Chardan Capital Markets Inc. is acting as the sole placement agent in connection with the sale of the Notes and will be paid a cash fee equal to 2% of the net proceeds received by the Company from the sale of the Notes sold in the offering.

The offer and sale to the Buyers of the Notes, as well as the ADSs issuable upon conversion of or in payment of interest on the Notes, will be made in reliance upon Section 4(a)(2) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or upon such other exemption or exclusion from the registration requirements of the Securities Act as may be available with respect to any or all of the transactions with the Buyers to be made under the Purchase Agreement.

The foregoing descriptions of the Purchase Agreement, Note, Security Agreement, RRA, Right to Receive Tokens, and Guaranty are not complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, form of Note, form of Right to Receive Tokens, form of Security Agreement, form of RRA, and form of Guaranty, copies of which are filed as Exhibits 10.1, 10.2, 10.3, 10.4 10.5, and 10.6, respectively, hereto and are incorporated herein by reference.

Press Release.

On June 18, 2025, the Company issued a press release announcing its entry into the Purchase Agreement. A copy of the press release is filed herewith as Exhibit 99.1.

Exhibit	Description
10.1	Securities Purchase Agreement
10.2	Form of Note
10.3	Form of Right to Receive Tokens
10.4	Form of Pledge and Security Agreement
10.5	Form of Registration Rights Agreement
10.6	Form of Guaranty
99.1	Press release
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2025

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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